November 4, 2016

VIA EDGAR CORRESPONDENCE

Ms. Laura Nicholson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	International Seaways, Inc. (f/k/a OSG International, Inc.)

Amendment No. 2 to Registration Statement on Form 10-12B

Filed October 21, 2016

File No. 001-37836

Dear Ms. Nicholson:

On behalf of International Seaways, Inc. (f/k/a OSG International, Inc.)1 (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 2, 2016 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2 to Registration Statement on Form 10-12B filed on October 21, 2016 (the “Registration Statement”).

The Company has filed with the Commission today a pre-effective Amendment No. 4 (“Amendment No. 4”) to the Registration Statement, together with this letter, via EDGAR. Amendment No. 4 and the Information Statement included as Exhibit 99.1 thereto (the “Information Statement”) reflect the changes made in response to the Comments and other changes that are intended to update and clarify the information contained therein. A marked copy of Amendment No. 4, which shows changes from the Registration Statement, is being submitted supplementally for the convenience of the Staff.

1 The Company changed its name effective October 5, 2016, in connection with the anticipated spin-off.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 2

The numbered responses that follow relate to the comments set forth in the Comment Letter, which are reproduced in bold below. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 4 or the Information Statement, as applicable. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in Amendment No. 4.

Form 10-12B

Exhibits

1.	Please file the employment agreements with your executive officers.

In response to the Staff’s comment, the Company has filed the employment agreements as exhibits 10.8, 10.12, 10.17 and 10.19 to the Registration Statement.

2.	Please file all schedules and attachments to the employee matters agreement filed as Exhibit 10.7, and the form of transition services agreement filed as Exhibit 10.10.

The Company respectfully advises the staff that the schedules and attachments to the form of employee matters agreement and form of transition services agreement are incomplete and remain the subject of ongoing revision and negotiation. The Company expects that those schedules and attachments will continue to be negotiated and revised until the agreements are executed on or shortly before the Distribution Date.

The Company undertakes to file full and complete copies of the final employee matters agreement and transition services agreement as exhibits to a Form 8-K on or about the Distribution Date in accordance with the rules adopted by the Commission.

Exhibit 99.1

Summary, page 13

Emerging Growth Company Status, page 20

3.	We note that in response to our prior comment 1 you have added disclosure on page 20 that states that you have “irrevocably elected not to take advantage” of exemptions related to your status as an emerging growth company. Please revise to clarify whether you are choosing not to take advantage of the extended transition period provided in Section 102(b) of the Jumpstart Our Business Startups Act of 2012 for complying with new or revised accounting standards, and please tell us why you believe your election not to take advantage of other exemptions related to your status as an emerging growth company is irrevocable.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Information Statement.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 3

Compensation Discussion and Analysis, page 108

4.	We note your references to “ESO” as a performance measure for certain awards. Please revise to define such term.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Information Statement.

Certain Relationships and Transactions with Related Persons, Affiliates and Affiliated Entities, page 131

5.	We note your disclosure on page 131 that “all of the assets of the OSG Business not already owned by OSG and owned by INSW prior to the Distribution will be transferred to us.” Please revise to clarify the meaning of such statement, as it suggests that the registrant would continue OSG’s U.S. Flag fleet and Jones Act operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Information Statement.

Transition Services Agreement, page 133

6.	Please revise to disclose the term of the Transition Services Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Information Statement.

7.	Please disclose the approximate dollar value of the amounts to be paid between the registrant and Overseas Shipholding Group, Inc. under the Transition Services Agreement. See Item 404(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Information Statement.

Index to Financial Statements, page F-1

Note 16: Subsequent Events, page F-77

8.	We note per the “Recent Developments” section on page 64 that you determined that events and changes in circumstances that have occurred since June 30, 2016 indicate that the carrying amount of the vessels in the INSW fleet may not be recoverable, and that you expect to recognize an impairment charge. Please disclose this as a subsequent event in your June 30, 2016 financial statements pursuant to ASC 855-10-50-2.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-79 to F-80 of the Information Statement.

Ms. Laura Nicholson
Securities and Exchange Commission, p. 4

Please direct any comments or questions regarding the Registration Statement or this letter to the undersigned at (212) 225-2864 or Marc B. Rotter at (212) 225-2099.

Very truly yours,

By:	/s/ Jeffrey D. Karpf, Esq.
Jeffrey D. Karpf, Esq.

cc:	Lois K. Zabrocky

International Seaways, Inc.

James D. Small, Esq.

Overseas Shipholding Group, Inc. / International Seaways, Inc.

Alison McNerney

PricewaterhouseCoopers LLP